Exhibit (a)(1)(C)

Transocean Ltd. Announces Repurchase Offer for 1.50% Series C Convertible Senior Notes Due 2037 of Transocean Inc.

ZUG, SWITZERLAND, Nov 15, 2012 (MARKETWIRE via COMTEX) —

Transocean Ltd. (NYSE: RIG) (SIX: RIGN) today announced that holders of the 1.50% Series C Convertible Senior Notes due 2037 of Transocean Inc., its wholly-owned subsidiary, have the option to require Transocean Inc. to repurchase all or any part of such holders’ notes on December 14, 2012.

The repurchase price will be $1,000 in cash plus any accrued and unpaid interest to, but excluding, the repurchase date, per $1,000 principal amount. The interest will be paid on the regular interest payment date to the holder of record as of the record date. If all outstanding notes are surrendered for repurchase, the aggregate repurchase price will be approximately $1,722 million, excluding any required payment of interest on the regular interest payment date. Transocean Inc. intends to fund the repurchase price by using available cash.

Holders may exercise their option to require Transocean Inc. to repurchase their notes by delivering a repurchase notice to Wells Fargo Bank, National Association, the paying agent, before the expiration of the offer at 5:00 p.m., EST, on December 14, 2012.

The notes are convertible in certain circumstances into cash and a number of shares of Transocean Ltd. determined as specified in the notes and the related indenture. However, the notes are not currently convertible because those circumstances have not been satisfied.

Transocean plans to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) later today. Transocean Inc. will make available to noteholders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing notes for repurchase. Noteholders are encouraged to read these documents carefully before deciding to exercise their option to require Transocean Inc. to repurchase their notes as these documents contain important information regarding the details of Transocean Inc.’s obligation to repurchase the notes. Holders of the notes and other interested parties may obtain a free copy of these statements and other relevant documents at the SEC’s website, www.sec.gov, or from Transocean Inc., c/o Transocean Offshore Deepwater Drilling Inc., at 4 Greenway Plaza, Houston, Texas 77046, Attn: Investor Relations.

FORWARD-LOOKING STATEMENTS

Statements contained in this press release involving the timing of the filing of the Tender Offer Statement, as well as any other statements that are not historical facts, are forward-looking statements that involve certain risks, uncertainties and assumptions. These include but are not limited to the actions of noteholders and other factors detailed in Transocean Ltd.’s most recent Form 10-K and Form 10-Q and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

Transocean Ltd. is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world. Transocean owns or has partial ownership interests in, and operates a fleet of 115 mobile offshore drilling units consisting of 48 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh-Environment drilling rigs), 25 Midwater Floaters, nine High-Specification Jackups, 32 Standard Jackups and one swamp barge. Included in the 115 drilling units, the company has 32 Standard Jackups and one swamp barge classified as discontinued operations. In addition, we have six Ultra-Deepwater Drillships and three High-Specification Jackups under construction.

For more information about Transocean, please visit our website at www.deepwater.com.

SOURCE: Transocean Ltd.